UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-39327
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SEADRILL LIMITED
(Exact name of Registrant as specified in its Charter)
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11025 Equity Dr., Ste. 150
Houston, Texas 77041
United States of America
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Seadrill Announces First Quarter 2024 Earnings Release and Conference Call
HAMILTON, Bermuda--Seadrill Limited ("Seadrill" or the "Company") (NYSE & OSE: SDRL) will report its first quarter 2024 results on Tuesday, May 14 after the NYSE closes for trading. The Company will host a conference call to discuss its results on Wednesday, May 15 at 09:00 CT / 16:00 CET. Interested participants may join the call by dialing +1 (800) 715-9871 (Conference ID: 5348977) at least 15 minutes prior to the scheduled start time. The Company will webcast the call live on the Investor Relations section of its website, where a replay will be available afterwards.

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

Contacts
Lydia Brantley Mabry
Director of Investor Relations
ir@seadrill.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
Date: April 23, 2024
	By:	/s/ Grant Creed Name: Grant Creed Title: Chief Financial Officer